SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

TAL Education Group

(Name of Issuer)

Class A Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G8663P 108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bright Unison Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
58,650,000(1) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole voting power with respect to the above shares.

6	Shared Voting Power 0

7	Sole Dispositive Power
58,650,000(1) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole dispositive power with respect to the above shares.

8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,650,000(1) Class A common shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
34.5% of the Class A common shares(1)(2) (or 83.1% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person CO

(1)	Represents 58,650,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, that are convertible into 58,650,000 Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(2)	Based on 111,296,512 Class A common shares outstanding as of December 31, 2017 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

1	Name of Reporting Person Bangxin Zhang

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
58,650,000(3) Class A common shares (represented by the same number of Class B common shares). Bright Unison Limited may also be deemed to have sole voting power with respect to 58,650,000 Class B common shares that are convertible into 58,650,000 Class A common shares.

6	Shared Voting Power 0

7	Sole Dispositive Power
58,650,000(3) Class A common shares (represented by the same number of Class B common shares). Bright Unison Limited may also be deemed to have sole dispositive power with respect to 58,650,000 Class B common shares that are convertible into 58,650,000 Class A common shares.

8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,650,000(3) Class A common shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
34.5%(3)(4) (or 83.1% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person IN

(3)	Represents 58,650,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, that are convertible into the same number of Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(4)	Based on 111,296,512 Class A common shares outstanding as of December 31, 2017 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

Item 1(a).	Name of Issuer: TAL Education Group
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China

Item 2(a).	Name of Person Filing: Bright Unison Limited Bangxin Zhang
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Bright Unison Limited

c/o Bangxin Zhang

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Bangxin Zhang

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Item 2(c)	Citizenship: Bright Unison Limited — British Virgin Islands Bangxin Zhang — The People’s Republic of China
Item 2(d).	Title of Class of Securities: Class A common shares
Item 2(e).	CUSIP Number: G8663P 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the common shares of the issuer by each of the reporting persons is provided as of December 31, 2017. The table below is prepared based on 111,296,512 shares of Class A common shares and 70,556,000 shares of Class B common shares outstanding as of December 31, 2017.

For each of Bright Unison Limited and Bangxin Zhang

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	58,650,000	(1)	58,650,000		58,650,000	(1)	—
(b) Percent of class:	34.5	%(1)(2)	83.1	%(3)	32.3	%(4)	71.8	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	58,650,000	(1)	58,650,000	(1)	58,650,000	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	58,650,000	(1)	58,650,000	(1)	58,650,000	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 58,650,000 Class B common shares held by the reporting person that are convertible into 58,650,000 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 58,650,000, being 58,650,000 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 111,296,512, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2017 and (ii) 58,650,000, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 58,650,000, being the number of Class B common shares held by the reporting person, and (y) the denominator is 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2017.

(4)	To derive this percentage, (x) the numerator is 58,650,000, being 58,650,000 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 111,296,512, being the number of the Company’s total Class A common shares outstanding as of December 31, 2017 and (ii) 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2017 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2018

Bright Unison Limited	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Director

Bangxin Zhang	/s/ Bangxin Zhang
Bangxin Zhang

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, with US$ 0.001 per share, of TAL Education Group, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2011.

Bright Unison Limited	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Director

Bangxin Zhang	/s/Bangxin Zhang
Bangxin Zhang